November 13, 2009
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Emergent BioSolutions Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Schedule 14A filed April 3, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
File No. 001-33137

Ladies and Gentlemen:
We are submitting this letter in response to comments contained in a letter dated October 29, 2009 from Jim B. Rosenberg, Senior Assistant Chief Accountant, of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to R. Don Elsey, Senior Vice President Finance, Chief Financial Officer and Treasurer of Emergent BioSolutions Inc. (the “Company”). The responses to these comments are set forth below and are keyed to the numbering of the comments and the headings used in the Staff’s letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1. Business
Manufacturing, page 21
1.	We note that you have entered into a Product Supply Agreement with Talecris Biotherapeutics, whereby you have agreed to obtain all manufacturing requirements for your anthrax immune globulin therapeutic candidate exclusively from Talecris, and have also agreed to pay Talecris royalties on net sales on a country-by-country basis for commercial product manufactured by Talecris under the contract. Please disclose a range of royalty rates (for example, “low-single-digits,” “high-single-digits,” etc.) payable to Talecris. Your disclosure should disclose any differences in the royalty range based on the country in which the sales may occur.

Response:	In response to the Staff’s comment, the Company proposes to include disclosure of the range of royalty rates under this agreement in its Annual Report on Form 10-K for the fiscal year ending December 31, 2009 (the “2009 Form 10-K”).
Intellectual Property and Licenses, page 24
2.	We note your description of your license agreements with USAMRIID, OETC, and HPA. Please expand your description of these agreements to disclose the following information:

Securities and Exchange Commission
November 13, 2009

•	All material rights and obligations of the company and the other party;

•	The range of royalty rates (for example, “low-single-digits,” “high-single-digits,” etc.);

•	The aggregate amount of milestone or other payments payable or receivable to each party, and the amounts paid to date; and

•	Duration and termination provisions.

Response:	In response to the Staff’s comment, the Company proposes to include revised and expanded disclosure substantially as set forth on Exhibit A hereto in its 2009 Form 10-K.
3.	We note your statement on page 28 that you have paid minimum contractual commitments of $1.0 million under each of the two development agreements to which you are a party with HPA. If you have additional payment obligations to HPA, please disclose the aggregate amount of expected payments under each development agreement.

Response:	The Company advises the Staff that there are currently no outstanding amounts due or future required payments under either development agreement. The Company may decide in the future to use HPA to perform additional work under one or both of the development agreements; however, until the Company determines to perform such additional work, it is not capable of estimating future amounts that may be paid under either of the agreements.
4.	We note your disclosure on page 28 that you acquired a license agreement with StMUGV, under which you are required to pay StMUGV a percentage of the net revenue or license fees that you receive from products developed using the MVA platform technology that are used for research or other purposes, and a percentage of the license fees that you receive from products developed using MVA that are licensed as starting material for the production of a smallpox vaccine. Please expand your description of this agreement to state the royalty range (for example, “low-single-digits,” “high-single-digits,” etc.) payable to StMUGV.

Response:	In response to the Staff’s comment, the Company proposes to include disclosure of the range of royalty rates under this agreement in its 2009 Form 10-K.
5.	We note that you have described the material terms of the license agreement with StMUGV, but have not filed the license agreement as an exhibit. Please file the agreement as an exhibit to your Form 10-K, or provide us with a legal analysis as to why you are not required to file the agreement as an exhibit pursuant to Item 601(b)(l0) of Regulation S-K.

Response:	The Company advises the Staff that the license agreement with StMUGV is included as Exhibit 10.20 to the 2008 Form 10-K.
Item 1A. Risk Factors
“If we are unable to protect the confidentiality of our proprietary information and know-how...,” page 64
6.	We note that the only intellectual property protection for BioThrax, other than the BioThrax trademark, is confidentiality regarding your manufacturing capability and specialty know-how, which you protect, in part, with confidentiality agreements with your employees, consultants and

Securities and Exchange Commission
November 13, 2009

third parties. Please provide us with a supplemental copy of the standard confidentiality agreement you enter into with your employees. We may have further comment.

Response:	Under separate cover, the Company is supplementally providing the Staff with the Company’s standard form of confidentiality agreement with its employees.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
7.	We note that you have not provided the performance graph required by Item 201(e) of Regulation S-K in either your Form 10-K or in your definitive proxy statement, or in your Annual Report to Shareholders. If you have not included the performance graph in your filed materials, please confirm that you will include this information in your Form 10-K for the next fiscal year, or in your 2010 proxy statement.

Response:	The Company advises the Staff that the performance graph required by Item 201(e) of Regulation S-K was set forth on page 135 of the Company’s 2008 Annual Report to Stockholders, consistent with Instruction 7 to Item 201(e). The Company further confirms that it will likewise include the performance graph in its 2009 Annual Report to Stockholders. For the Staff’s convenience, the Company is supplementally providing the Staff with a copy of the Company’s 2008 Annual Report to Stockholders under separate cover.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Revenues, page 80
8.	We note your disclosure that in September 2007 and September 2008, you received two development contracts from the National Institute of Allergy and Infectious Disease, valued at up to $9.5 million and $30 million, respectively. Please disclose when and how these amounts will become receivable.

Response:	In response to the Staff’s comment, the Company proposes to include revised and expanded disclosure substantially as set forth on Exhibit B hereto in the Revenue Recognition section of Management’s Discussion and Analysis in its 2009 Form 10-K.

Additionally, the Company advises the Staff that in its Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed on November 5, 2009, the Company has included additional disclosure of period of performance with regard to its contracts and grants, and that the Company will continue to disclose such information.
9.	Please file the development contracts with NIAID as exhibits to your Form 10-K, or provide us with a legal analysis as to why you are not required to file the agreements as exhibits pursuant to Item 601(b)(l0) of Regulation S-K.

Securities and Exchange Commission
November 13, 2009

Response:	The Company advises the Staff that in the Company’s view the development contracts with NIAID are not material contracts that are required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company believes that its development contracts with NIAID are of the type that ordinarily accompany the kind of business conducted by the Company and were entered into in the ordinary course of business. In addition, the Company does not believe that the Company’s business is substantially dependent on either of these agreements or that the agreements are material in light of the substantial revenues that the Company has generated from BioThrax product sales, which it uses to fund product development. The Company believes that in total, its contracts and grants revenue does not represent a material source of revenue for the years ended 2006, 2007 and 2008. The Company’s average annual product sales revenue for the past three full fiscal years is approximately $162.3 million. Total average annual contracts and grants revenue for these same three full fiscal years is approximately $9.1 million, or 5.3% of total revenues for the three year period. Accordingly, the Company respectfully submits that the agreements with these third parties are not required to be filed as exhibits to its Annual Report on Form 10-K.
Liquidity and Capital Resources
Contractual Obligations, page 89
10.	You note on page 26 that you consider three existing licenses to be material to your current product portfolio or development pipeline, and they include licenses with USAMRIID, OETC, and HPA. Please include in the contractual obligation table the cash obligations under all material license and collaboration agreements. Where uncertainties prevent making a reasonable estimate of the obligations, explain the uncertainties in a note to the table indicating aggregate license and milestone payments, their timing, events triggering their payment and expected effects on financial position, operations and capital resources. Additionally, disclose any significant terms in the notes to the financial statements, as required.

Response:	In response to the Staff’s comment, the Company proposes to include revised and expanded disclosure substantially as set forth on Exhibit C hereto in the footnote to the contractual obligation table in its 2009 Form 10-K. The Company also advises the Staff that the Company has evaluated its prior disclosure with respect to the terms of its three material licenses, and believes that no additional disclosure of significant terms is required in the notes to the financial statements.
Exhibit Index
11.	We note that you have described the material terms of the following related party agreements, but have not filed the agreements as exhibits:
•	2009 Marketing Arrangement with an entity controlled by family members of the Chief Executive Officer to market and sell BioThrax; and

•	Consulting Arrangement with a member of the Company’s Board of Directors.

Securities and Exchange Commission
November 13, 2009

Please file these agreements as exhibits to your Form 10-K, or provide us with a legal analysis as to why you are not required to file the agreements as exhibits pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:	The Company advises the Staff that the Marketing Agreement is included as Exhibit 10.27 and the Consulting Services Agreements are included as Exhibits 10.24 and 10.25 to the Company’s 2008 Form 10-K.
12.	Please identify the member of the company’s Board of Directors with whom the company entered into a consulting arrangement, as disclosed on page 118. Please refer to Item 404(a)(l) of Regulation S-K. It does not appear that you are describing the related party consulting agreement with The Hauer Group, as you indicate on page 118 that the company paid approximately $218,000 under the unnamed consulting arrangement at issue during the year ended December 31, 2008, while you disclose on page 11 of the definitive proxy statement that the company paid The Hauer Group approximately $180,000 in 2008 in connection with the Consulting Agreement to which it is a party.

Response:	The Company advises the Staff that the reference on page 118 of the Company’s 2008 Form 10-K is a reference to the Consulting Services Agreement with The Hauer Group. The $218,000 amount in the 2008 Form 10-K inadvertently included $38,000 in fees paid to Jerome Hauer for his services as a director. The $180,000 amount disclosed in the definitive proxy statement is the actual amount paid to the Hauer Group in 2008 pursuant to the consulting arrangement.
Schedule 14A filed April 3, 2009
Information About Executive And Director Compensation
Compensation Discussion and Analysis
Elements of Executive Compensation, page 17
13.	We note your disclosure on page 17 that adjustments to base salary are based in part upon each executive officer’s individual performance. We further note that the base salaries of your named executive officers increased in 2008. Please confirm that you will expand your disclosure to discuss the material factors that the Compensation Committee considered in adjusting base salaries in next year’s Compensation Discussion and Analysis.

Response:	The Company confirms that it will expand its disclosure in next year’s Compensation Discussion and Analysis with respect to the material factors that the Compensation Committee considers in adjusting base salaries.
Employment Agreements, page 23
14.	We note that you have described the material terms of the company’s employment agreement with Dr. Lockhart, but have not filed the employment agreement as an exhibit. Please file the agreement as an exhibit to your Form 10-K.

Response:	The Company advises the Staff that the agreement with Dr. Lockhart described in the Company’s definitive proxy statement was not executed by the parties at

Securities and Exchange Commission
November 13, 2009

the time the definitive proxy statement was filed and did not constitute a definitive agreement. The agreement currently remains unexecuted. The Company further advises the Staff that notwithstanding that the agreement has not been executed, the Company has paid Dr. Lockhart compensation to date as summarized in the Company’s public disclosure. The Company proposes to either (i) include a written description of the draft agreement, containing substantially the same information as previously disclosed in the definitive proxy statement, as an exhibit to the Company’s 2009 Form 10-K, or (ii) if the agreement is executed by the parties, file the definitive written contract as an exhibit to the Company’s 2009 Form 10-K.
Information Relating to Option Exercises, page 25
15.	We note your disclosure on page 25 regarding the exercise of stock options during the fiscal year ended December 31,2009 for each named executive officer. However, your disclosure does not address any vesting of stock during the last completed fiscal year. Please advise whether the company had any vesting of stock.

Response:	The Company advises the Staff that there was no vesting of stock awards during the fiscal year ended December 31, 2008, nor does the Company have outstanding any stock awards with respect to which Item 402(g)(2)(iv) or (v) of
Regulation S-K would apply.
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Notes to Consolidated Financial Statements
1. Summary of significant accounting policies
Note receivable, page 7
16.	Please tell us how you concluded that your note receivable with PSC was not impaired as of June 30,2009, and that it is probable you will collect all principal and interest due according to the terms of the contract. In this regard, specifically tell us how you considered the following factors identified in your disclosure on page 14:
•	PSC failed to repay the loan by the end of the forbearance period;

•	You sought an order requiring PSC to provide you with possession of the collateral, as you are not in possession of such collateral; and

•	You, along with several other PSC creditors, filed a petition for bankruptcy against PSC.

Response:	The Company’s loan to PSC is secured by substantially all of PSC’s tangible and intangible assets, including its product candidates and its intellectual property. The Company is pursuing possession of PSC’s tangible assets through a replevin action in Connecticut state court. Under the loan and security agreement and the forbearance agreement, the Company has power of attorney to effectuate assignment and sale of PSC’s issued patents and patent applications. In the Delaware bankruptcy proceeding, the court ruled that PSC was insolvent under the federal bankruptcy code and that PSC’s debt to the Company was due and owing; the court, however, exercised its discretion not to put PSC into involuntary

Securities and Exchange Commission
November 13, 2009

bankruptcy, ruling that the Company’s proper remedy was foreclosure of PSC’s assets. As explained above, the Company is pursuing that remedy through the replevin action and assignment of intellectual property. In addition, the Company has filed lawsuits against PSC and its executive management to recover damages for breach of contract and fraud, among other claims.

In June 2009, PSC was awarded a contract worth up to $147 million over five years by the U.S. Department of Health and Human Services. While the award of this contract does not represent a funding source that could be used to repay the Company, it does potentially make PSC more attractive to potential investors or as an acquisition candidate. Additionally, PSC has represented publicly, including in federal and state courts, that it intends to repay its debt to Emergent. The Company continues to believe that if PSC were to either secure additional funding or agree to be acquired, the amounts owed to the Company would be repaid.

The Company has concluded that if PSC fails to repay the loan directly, the Company will be repaid in full through the forced sale of the collateral or through the acquisition by the Company of the collateral, which the Company believes to be valued in excess of the current balance of the principal and interest of the loan and other amounts due. The Company originally agreed to acquire the assets of PSC in exchange for consideration of up to $78 million in cash, a note, milestone-based payments and assumption of liabilities, plus a percentage of net sales of FluBlok. The Company continues to believe that the value of PSC’s assets exceeds the outstanding debt to the Company. Based on the above, we have concluded that a loss is not probable. The Company has determined that, in accordance with the provisions of Accounting Standards Codification Topic 310, Receivables, the $10 million note receivable was not impaired as of June 30, 2009, and is not currently impaired, and therefore has not recorded a reserve against this note.
* * *

Securities and Exchange Commission
November 13, 2009

In connection with our responses to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For the Staff’s convenience, we also are delivering copies of this letter directly to Staci Shannon, Staff Accountant, Mary Mast, Review Accountant, and Rose Zukin, Staff Attorney.
If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (301) 795-1800 or facsimile at (301) 795-1850. Thank you for your assistance.
Very truly yours,

/s/ R. Don Elsey
R. Don Elsey
Senior Vice President Finance, Chief Financial Officer and Treasurer

EXHIBIT A
Revised License Agreement Disclosure
USAMRIID agreement. In connection with our acquisition of our rPA vaccine candidate in May 2008, we became a licensee under an October 2003 agreement with USAMRIID pursuant to which we have exclusive worldwide rights under the licensed patent technology to develop, manufacture and commercialize product candidates for human use as a vaccine for the prevention or treatment of anthrax infection. The licensed patent technology includes two U.S. patents with claims to the strain of Bacillus anthracis used to prepare our rPA vaccine candidate and methods of making a recombinant protective antigen vaccine. The patents expire in 2014. There are no foreign counterpart patents or applications.
Under the license agreement, we are required to pay USAMRIID a small annual license fee, aggregate payments of up to $535,000 upon the achievement of specified development and regulatory milestones and [mid-single digit] royalties on sales of licensed products to non-U.S. government customers. Our obligation to pay royalties continues on a product-by-product and country-by-country basis until the later of seven years from first commercial sale of the first licensed product in that country and the expiration of the last-to-expire licensed patent in that country. In addition, we are required to pay USAMRIID a specified fee per dose for any sales by us to a U.S. government agency.
The license agreement requires us to expend reasonable efforts and resources to carry out the development and marketing of the inventions described and claimed in the licensed patent technology, and once licensed products are being utilized and have been made available to the public, to continue to make those licensed products available to the public. We also bear responsibility for the preparation, filing, prosecution and maintenance of patent applications and patents included in the licensed patent technology.
USAMRIID may terminate the license agreement if necessary to meet requirements for public use specified by government regulations that we do not reasonably satisfy. We may terminate the license agreement at any time upon 90 days advance written notice. Each party has the right to terminate the license agreement following the occurrence of a material breach by the other party, subject to USAMRIID’s ability to cure any breach.
OETC agreement. In July 2008, we entered into a technology license agreement with OETC pursuant to which we obtained rights to develop, manufacture and commercialize product candidates containing MVA85A for the prevention or treatment of Mycobacterium tuberculosis in humans. Generally, our rights to manufacture the licensed product and to commercialize it in developed countries are exclusive. The licensed patent portfolio includes one U.S. patent application, which if issued as a patent would expire in 2025. The licensed patent portfolio also includes three foreign patents and 25 foreign patent applications, which if issued as patents would expire in 2025.
Under the license agreement, we paid OETC an initial signing fee of $750,000 and are required to make aggregate payments of up to $89.5 million upon the achievement of specified development, regulatory and sales milestones and pay escalating mid-single digit to low double-digit royalties on sales of the licensed product in developed countries. Our obligation to pay royalties continues on a product-by-product and country-by-country basis until the later of ten years from first commercial sale of the first licensed product in that country and the expiration of the last-to-expire valid claim of the licensed patent in that country. We also reimbursed patent costs of approximately $120,000 incurred by the University of Oxford and Isis Innovation Limited prior to entering into the license agreement and have agreed to reimburse OETC for future patent costs in specified developed countries. In addition, we have agreed that to retain our commercial license rights, if the planned Phase IIb clinical trial of the licensed product in infants is successful, we will fund and undertake a Phase III clinical trial of the licensed product in infants.
Under the OETC license agreement, we are generally required to use reasonable efforts to obtain regulatory approvals for an infant indication, and, if so approved, an adolescent indication, and thereafter an indication for HIV infected adults; develop a scaled-up manufacturing process that is cell-based and capable of achieving minimum dose quantities; market a licensed product in countries in the developed world for each indication for which regulatory approval has been received; and attain a minimum level of annual sales of the licensed product in the developed world.
The term of the license agreement lasts until the later of 20 years from the grant of the first marketing approval for a licensed product and the expiration of the last-to-expire valid claim of the licensed patent. We may terminate the license agreement upon 30 days advance written notice if regulatory approval is not obtained to commence the planned Phase IIB clinical trial of the licensed product in infants by December 1, 2009 or if no subjects in such trial have been dosed by May 31, 2010; following receipt of the final report from the Phase IIb clinical trial of the licensed product in infants, a bridging study and an age de-escalation study, whichever is later; or if OETC terminates its underlying license agreement with Isis Innovation Limited for a material breach of that agreement. We may terminate the license agreement upon 60 days advance written notice if any clinical trial of the licensed product is suspended or terminated for safety reasons or upon 90 days advance written notice if a clinical trial for an infant indication within the development plan agreed by the parties does not meet predetermined criteria for success. We may terminate the license agreement upon 12 months advance written notice at any time after we receive the final results in writing from the Phase IIb clinical trial of the licensed product in infants. We and OETC each have the right to terminate the license agreement following the occurrence of a material uncured breach by the other party.
HPA agreements. In November 2004, we entered into two separate license agreements with HPA for our recombinant bivalent botulinum vaccine candidate and a botulinum toxoid vaccine. We have scaled back our development efforts with respect to the botulinum toxoid vaccine pending the receipt of third party development funding. Under the license agreements, we obtained the exclusive, worldwide right to develop, manufacture and commercialize pharmaceutical products that consist of recombinant botulinum toxin components or botulinum toxoid components for the prevention or treatment of illness in humans caused by exposure to the botulinum toxin, subject to HPA’s non-exclusive right to make, use or sell recombinant botulinum products to meet public health requirements in the United Kingdom.
The licensed patent portfolio includes patents and applications owned by HPA as well as patents and applications co-owned by HPA and Emergent. The portfolio includes four U.S. patents with claims to the composition of matter of recombinant components of Clostridium botulinum, methods of making such components, and the use of such components in vaccines for the treatment or prevention of Clostridium botulinum infection or toxicity. These patents expire between 2017 and 2021. Additional composition of matter, method of making and method of use claims are pending in eight U.S. patent applications, which if issued as patents would expire between 2017 and 2026. The licensed portfolio also includes 37 foreign patents and 9 foreign applications, which if issued as patents would expire between 2017 and 2028.
Under each license agreement, we are required to pay HPA mid-single digit royalties on sales of the licensed product by us, our affiliates or third party sublicensees in the major market countries of the United States, United Kingdom, France, Germany, Italy and Japan, and a separate mid-single digit royalty on sales of the licensed product by us and our affiliates in any other country. There are no milestone payments due to HPA under this agreement.

Under each license agreement, we are generally obligated to use commercially reasonable efforts to respond to applicable solicitations or procurement proposals from, and to enter into contracts with, governmental agencies in each of the major market countries with respect to the licensed product. We may satisfy this obligation by filing an IND with respect to a licensed product by November 2009. If we fail to file an IND within that time period under either of the license agreements, we are obligated to pay HPA an annual penalty fee of $100,000 until the first to occur of the expiration of a 5-year period or until an IND has been filed. If we file an IND after November 2009, we must pay the difference between $500,000 and the total amount paid in annual penalty fees within ten days of the IND filing.
In November 2004, we also entered into two separate development agreements with HPA pursuant to which HPA agreed to conduct specified tests, studies and other development activities with respect to our recombinant botulinum vaccine and a botulinum toxoid product in accordance with mutually-agreed development plans. We have paid minimum contractual commitments of $1.0 million under each development agreement to compensate HPA for this development work. HPA also agreed to provide us with clinical supplies of recombinant botulinum vaccine and botulinum toxoid product for clinical trials.
The term of each development agreement lasts until the development activities are completed. Each of the development agreements automatically terminates if the applicable license agreement is terminated. The term of each license agreement lasts until the expiration of all of our royalty obligations under the applicable license agreement. We are obligated to pay royalties under each license agreement, on a product-by-product and country-by-country basis, until the later of seven years from first commercial sale of the first licensed product in that country and the expiration of the last-to-expire licensed patent in that country. We may terminate each license agreement upon 180 days advance written notice. HPA may terminate each license agreement if we terminate the applicable development agreement without cause before we have paid, or if HPA terminates such development agreement due to our failure to pay the minimum commitment amount set forth in such development agreement. We and HPA each have the right to terminate each license agreement following the occurrence of a material uncured breach by the other party.

EXHIBIT B
Revised Revenue Recognition Disclosure
From time to time, we are awarded reimbursement contracts for services and development grant contracts with government entities and non-government and philanthropic organizations. Under these contracts, we typically are reimbursed for our costs as we perform specific development activities, and we may also be entitled to additional fees. We recognize revenue upon incurring reimbursable costs. The amounts that we receive under these contracts vary greatly from quarter to quarter, depending on the scope and nature of the work performed. We record the reimbursement of our costs and any associated fees as contracts and grants revenue and the associated costs as research and development expense.

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EXHIBIT C
Revised Contractual Obligations Table Disclosure
There are a number of uncertainties that we face in the development of new product candidates that prevent us from making a reasonable estimate of the cash obligations under our material license and collaboration agreements. Because of these uncertainties, the preceding table excludes contingent contractual payments that we may become obligated to make under such agreements. These agreements typically provide for the payment of milestone fees upon achievement of specified research, development and commercialization milestones, such as the commencement of clinical trials, the receipt of funding awards, the receipt of regulatory approvals, and the achievement of sales milestones. The amount of contingent contractual milestone payments that we may become obligated to make is variable based on the actual achievement and timing of the applicable milestones and the characteristics of any products or product candidates that are developed, including factors such as number of products or product candidates developed, type and number of components of each product or product candidate, ownership of the various components and the specific markets affected. The success of our efforts to commercialize our product candidates depends on many factors, including those set forth in “Risk Factors—Our business depends significantly on our success in completing development and commercialization of our product candidates at acceptable costs,” and is highly uncertain. Even if these efforts are successful, the timing of success is highly unpredictable and variable. The same is true for any contingent contractual royalty payments that we may be obligated to make upon successful commercialization of these product candidates. We do not expect that any such payments would have an adverse effect on our financial position, operations and capital resources because, if payable, we expect that the benefits associated with the achievement of the relevant milestones or the achievement of revenue would offset the burden of making these payments. We are not obligated to pay any minimum royalties under our existing contracts.

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